Exhibit 3.1

                        ARTICLES OF INCORPORATION

                                   OF

                      OCONEE FINANCIAL CORPORATION


                                   I.

          The name of the corporation is Oconee Financial Corporation (the "Corporation").

                                   II.

          The Corporation is organized pursuant to the provisions of the Georgia Business Corporation Code (the "Code").

                                  III.

          The Corporation is a corporation for profit and is organized for the following general purposes: to be a bank holding company; to carry on any lawful businesses or activities relating thereto; and to engage in any lawful act or activity for which Corporations may be organized under the Georgia Business Corporation Code.

                                   IV.

          The Corporation shall have authority to issue 300,000 shares of common stock, $10.00 par value (the "Common Stock"). The Common Stock shall together have unlimited voting rights and be entitled to receive the net assets of the Corporation upon dissolution.

                                   V.

          The Corporation shall issue shares, option rights, or securities having conversion or option rights by first offering them to shareholders of the same class in proportion to their holdings of shares of such class. No holder of shares of any class shall have any preemptive right with respect to shares of any other class which may be issued or sold by the corporation. The holders of shares entitled to the preemptive rights shall be given prompt notice setting forth the time within which and the terms and conditions upon which such shareholders may exercise their preemptive rights. Such notice shall be given at least thirty (30) days prior to the expiration of the period during which the rights may be exercised.

          There shall be no preemptive right to (i) shares issued as a share dividend; (ii) fractional shares; (iii) shares issued pursuant to employee stock option or purchase plans; (iv) shares issued pursuant to acquisitions of substantially all of the assets of a corporation;
(v) shares released by waiver from their preemptive right by the affirmative vote or written consent of the holders of two-thirds of the shares of the class to be issued and (vi) shares which have been offered to shareholders to satisfy their preemptive right but not purchased by them within the prescribed time and which are thereafter issued or sold to any other person or persons at the price not less than the price at which they were offered to such shareholders.


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                                   VI.
          The street address and county of the Corporation's initial registered office shall be 35 North Main Street, Watkinsville, Georgia. The initial registered agent of the Corporation at that office shall be Jerry K. Wages.

                                  VII.

          The name and address of the sole incorporator is:

                            F. Sheffield Hale
                    1100 Peachtree Street, Suite 2800
                         Atlanta, Georgia 30309

                                  VIII.

          The mailing address of the initial principal office of the Corporation shall be:

                          35 North Main Street
                    Watkinsville, Georgia 30677-0205

          IN WITNESS WHEREOF, the undersigned has executed these Articles of Incorporation as of this 27th day of August, 1998.


                                      /s/ F. Sheffield Hale
                                   _______________________________
                                   F. Sheffield Hale, Incorporator